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WERNER HOLDING CO. (PA), INC.                                       EXHIBIT 12


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                                                                                    Historical                    Pro-Forma
                                                     -----------------------------------------------------------------------
                                                                             Year Ended December 31,            December 31,
                                                     -----------------------------------------------------------------------
Computation of Ratio of Earnings of Fixed Charges     1993       1994         1995        1996         1997         1997
                                                      ----       ----         ----        ----         ----         ----
 Pre-tax income (loss) from continuing operations    $16,673    $19,116     $12,020     $29,348     ($89,793)     ($109,300)
 Amortization of Capitalized Interest                      9         24          33          60          126            126
 Less: capitalized interest during period               (180)      (111)       (319)       (685)        (282)          (282)
                                                      ----------------------------------------------------------------------
                                                      16,502     19,029      11,734      28,723      (89,949)      (109,456)

Fixed Charges:
  Interest expense                                     6,645      5,461       7,206       7,517        8,979         31,900
  Capitalized Interest                                   180        111         319         685          282            282
  Estimated interest portion of rentals                1,414      1,563       1,874       1,869        1,640          1,640
                                                      -----------------------------------------------------------------------
Total Fixed Charges                                    8,239      7,135       9,399      10,071       10,901         33,822

Earnings used in ratio computation                    24,741     26,164      21,134      38,793      (79,048)       (75,634)

Ratio of Earnings of Fixed Charged (a)                   3.0        3.7         2.2         3.9            -              -
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(a)   The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense including amortization of deferred financing costs, taxes, amortization of capitalized interest and a portion of rent expense representative of interest, by the sum of interest including amortization of deferred financing costs, capitalized interest, and a portion of rent expense representative of interest. The ratio of earnings to fixed charges is not meaningful for periods that results in a deficit. For the  historical and proforma year ended December 31, 1997, the deficit of earnings to fixed charges was $89,949 and $109,456, respectively.